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SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Artemiou **(732) 694-5439**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/20

AFFIRMATION

We, Peter Frischman and Peter C. Artemiou, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to Bessemer Investor Services, Inc. (the "Company") for the year ended December 31, 2007, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Frischman 2/26/08

Peter Frischman Date
President

Pet Artemiou 2/26/08

Peter C. Artemiou Date
Principal & Treasurer

State of New Jersey)
County of Monmouth) SS

On this 26th day of February, 2008
personally appeared before me Peter Frischman & Peter Artemiou
known to me and known to be the person who
executed this foregoing document.

Maria R. Freitas

MARIA R. FREITAS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 30, 2009

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Bessemer Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company N.A. (the "Parent"), as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bessemer Investor Services, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

BESSEMER INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$ 1,191,431
Placement fees receivable	235,125
Prepaid taxes	56,455
Deferred tax asset	7,101
Furniture and equipment (net of accumulated depreciation of $25,440)	681
Other assets	7,733
TOTAL	$ 1,498,526
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Accrued expenses and other liabilities	46,000
Taxes payable	4,921
TOTAL	50,921
SHAREHOLDER'S EQUITY	
Common stock (authorized -100,000 shares of $1.00 par value, outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	1,197,605
TOTAL	1,447,605
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,498,526

See notes to the statement of financial condition.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting as placement agent for private investment funds managed by the Parent, or any affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of the Statement of Financial Condition—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include interest-bearing deposits with banks and other deposits with an affiliate bank.

Furniture and Equipment—Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of ten years for furniture, five years for office equipment, and three years for computer equipment.

Revenue Recognition—Placement fees, which represent a percentage of capital placed by the Company into a fund, are recorded when earned (upon the closing of the respective fund).

Income Taxes—The Company files consolidated Federal, New York State and New York City income tax returns with BGI and, by agreement, the Company's tax liability to BGI is based on its tax as if the Company filed separately. Other state and local taxes are paid by the Company directly. Effective January 1, 2006, BGI elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company did not incur additional Federal income tax obligations in 2007.

New Accounting Pronouncements— In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. In February 2008, the FASB issued Staff Position No. FIN 48-2 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which deferred the effective date of FIN No. 48 for certain non-public enterprises, as defined. The Company will adopt FIN No. 48 for its year ending December 31, 2008. The adoption of FIN No. 48 is not expected to have a material impact on the Company's statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 must be implemented for fiscal years beginning after November 15, 2007. The impact of adopting SFAS 157 is not expected to have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this Statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the potential impact of adopting SFAS 159.

3. RELATED PARTY TRANSACTIONS

Cash and cash equivalents includes cash held with an affiliate bank as of December 31, 2007 in the amount to $18,371.

The prepaid taxes of $56,455 as of December 31, 2007 represent payments made to the Parent.

The Company paid dividends of $1,485,000 to the Parent during the year ended December 31, 2007.

4. INCOME TAXES

As discussed in Note 2, the Company's tax status was changed from taxable to nontaxable for Federal reporting purposes effective as of January 1, 2006. The Company will continue to incur taxes at the state and local level.

The Company has recorded a deferred tax asset of $7,101 relating to deferred deductions and has a current taxes recoverable related to state and local taxes in the amount of $56,455.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $1,140,510, which was $1,135,510 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

6. COMMITMENTS AND CONTIGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2007, there were no pending legal actions against the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2008

Bessemer Investor Services, Inc.
630 Fifth Avenue
New York, New York 10111

Dear Sirs:

In planning and performing our audit of the financial statements of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END